June 5, 2006

Mr. Larry Spirgel

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3720

Re:                               Univision Communications Inc.

Form 10-K for the year ended December 31, 2005

Filed March 15, 2006

Form 10-Q for the quarter ending March 31, 2006

File No. 1-12223

Dear Mr. Spirgel:

We received your attached letter dated May 25, 2006. Your comment referred to page F-9, note 2 of Form 10-K of Univision Communications Inc. (the “Company”) for the year ended December 31, 2005. The pertinent section of the note reads as follows:

Revenue Recognition

Net revenues comprise gross revenues from the Company’s television and radio broadcast, cable, music and Internet businesses, including subscriber fees, sales commissions on national advertising aired on Univision affiliated television stations, less agency commissions, music license fees and compensation costs paid to an affiliated station of $302,500,000, $273,491,000 and $203,407,000 in 2005, 2004 and 2003, respectively.

The compensation costs paid to an affiliated station and music license fees represent an insignificant portion of the amounts deducted from gross revenues. Agency commissions are $290,704,057, $266,807,837 and $197,583,145 representing 96%, 97% and 97% of the aggregate amount deducted from gross revenues in 2005, 2004 and 2003, respectively. The amounts disclosed are an aggregate of the costs subtracted from gross revenues to calculate net revenues. The Company intends to modify the wording so the disclosure in future filings will read as follows:

Revenue Recognition

Net revenues comprise gross revenues from the Company’s television and radio broadcast, cable, music and Internet businesses, including subscriber fees, sales commissions on national advertising aired on Univision affiliated television stations, less agency commissions, music license fees and compensation costs paid to an affiliated station. The amounts deducted from gross revenues, principally representing agency commissions, aggregate to $302,500,000, $273,491,000 and $203,407,000 in 2005, 2004 and 2003, respectively.

The Company acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (201) 287-4303 if you have any other questions.

Sincerely,

/s/ PETER H. LORI

Peter H. Lori
Corporate Controller and Chief Accounting Officer